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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer closes US$ 200 million credit facility in the US

This financing is being provided by Citibank and guaranteed by EXIM

New York, March 9th 2023 – Embraer (NYSE: ERJ, B3: EMB3) has closed a US$ 200 million credit facility to finance purchases from direct suppliers in the United States. This financing is being provided by Citibank and guaranteed by the Export-Import Bank of the United States (EXIM), the country’s official export credit agency.

This credit facility with EXIM and Citibank will support Embraer’s efforts to diversify its credit operations in the aviation market worldwide, providing the company with additional financing options and improving its loan profile.

“This credit facility will help us to improve even more our debt profile and to strengthen our long-term relationship with American suppliers. Diversifying our credit operations and looking for new opportunities in our main markets are key to keep improving efficiency in our financial operations,” said Antonio Carlos Garcia, Chief Financial Officer of Embraer.

"We are glad to be able to empower a strategic partner such as Embraer to find more efficient and diversified financing solutions. This operation is a great example of how Citi can leverage its global expertise to broaden the toolset available to our clients to look for solutions better suited to their needs, beyond what's locally available", said Miguel Queen, Citi Brazil Head of Large Corporates.

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About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive Aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing after-sales service and support to customers.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting more than 145 million passengers a year.

Embraer is the main manufacturer of commercial jets with up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service centers and parts distribution, among other activities, in the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations